Exhibit 16.1

July 11, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01(a) of Form 8-K dated July 11, 2008 of EP Global
Communications Inc. and are in agreement with the statements contained in the second
and fourth paragraphs therein. We have no basis to agree or disagree with other
statements of the registrant contained therein.

By: */s/* Malin, Bergquist & Company, LLP